

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Mr. Jay Bray
President, Chief Executive Officer and
Chief Financial Officer
Nationstar Mortgage Holdings Inc.
350 Highland Drive
Lewisville, TX 75067

> **Re:**   **Nationstar Mortgage Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 20, 2012**
> **No. 333-174246**

Dear Mr. Bray:

We have reviewed your amended registration statement and response letter dated January 20, 2012 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are in receipt of your confidential treatment request, CF Control #27841. Comments with respect to the application will be provided promptly in a separate letter.

2.   Update your registration statements to include the number of shares you intend to offer.

3.   We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, for example the names of members of your board committees. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Dilution, page 45

4.   Update this section to provide the information required by Form S-1 and Item 506.

Principal and Selling Stockholders, page 162

5.   For all shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Fortress Fund III Funds and Fortress Fund IV Funds. While we note your statement that "Wesley R. Edens may be deemed to be the natural person that has sole or shared voting and investment control over the shares listed as beneficially owned by Nationstar Mortgage Holdings Inc.," you must identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Fortress Fund III Funds and Fortress Fund IV Funds, as opposed to the shares listed as beneficially owned by Nationstar Mortgage Holdings Inc.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits, II-3

6.   Please amend your filing to include all required exhibits as we will need sufficient time to review them prior to any desired effective date. Refer to Item 601(b)(10) of Regulation S-K.

      Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael R. Clampitt
                                        Senior Attorney

cc.   Via Email
           Duane McLaughlin, Esq.
           Cleary Gottlieb Steen & Hamilton LLP